Exhibit 10.2

Sunoco, Inc. Director Compensation Summary Sheet

Sunoco’s Board of Directors believes that the compensation program for Sunoco’s independent directors should be designed to attract experienced and highly qualified directors; provide appropriate compensation for their time, efforts, commitment and contributions to Sunoco and Sunoco’s shareholders; and align the interests of the independent directors and Sunoco’s shareholders. The Governance Committee of the Board engages a third-party compensation consultant each year to advise it as to the “best practices” and emerging trends in director compensation. The compensation consultant also benchmarks Sunoco’s director compensation compared to the proxy performance peer group, the oil industry generally and general industry data. As discussed in the Corporate Governance Guidelines, directors are compensated partially in Sunoco common stock or stock equivalents to better align their interests with those of Sunoco’s shareholders. Currently, equity-based compensation represents a substantial portion of the total compensation package. The Chief Executive Officer is not paid for his services as a director. The following table summarizes the current compensation program for Sunoco’s independent directors.

Type of Compensation	Value
Annual Retainer (Cash Portion)	$65,000
Annual Retainer (Stock-Based Portion)	40,000
Annual Restricted Share Credit under Directors’ Deferred Compensation Plan	60,000

TOTAL (excluding Committee Chair Retainer, Committee Chair Fee, and meeting fees)	$165,000

Annual Retainer for Committee Chair	$5,000
Committee Chair Fee (per meeting attended for which a director serves as chair)	$500
Board or Committee Attendance Fee (per meeting attended)[1]	$2,000

NOTE TO TABLE:

[1]	A fee of $2,000 per day is also paid in cash for special meetings (e.g., strategic planning meetings, facility visits, annual meeting of shareholders).